UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): **January 29, 2007**

First Financial Holdings, Inc.
(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina 29401
(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable
(Former name or former address, if changed since last report)

[   ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ]   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 -- Corporate Governance and Management

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

First Financial announced in a press release dated January 29, 2007 that at its Annual Meeting on January 25, 2007, shareholders elected Paula Harper Bethea, Paul G. Campbell, Jr. and Ronnie M. Givens to the Board of Directors for a three-year term to expire January 2010.

Section 7 -- Regulation FD

Item 7.01 Regulation FD Disclosure

In the above mentioned press release dated January 29, 2007 First Financial also reported that its shareholders ratified the adoption of the First Financial Holdings, Inc. 2007 Equity Incentive Plan and the Board of Directors declared a regular quarterly cash dividend of $.25 per share. The dividend is payable February 23, 2007, to stockholders of record as of February 9, 2007.

In a separate press release dated January 29, 2007, First Financial Holdings announced that the Board of Directors has authorized the Company to commence a stock repurchase program to acquire up to 600,000 shares of the Company's common stock. For further information see the attached press releases in exhibits 99.1 and 99.2.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibits

Exhibit (99.1) Press release dated January 29, 2007 concerning the dividend and results of the Annual Meeting.

Exhibit (99.2) Press release dated January 29, 2007 concerning the new stock repurchase program.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


FIRST FINANCIAL HOLDINGS, INC

/s/ Susan E. Baham
Susan E. Baham
Executive Vice President, Chief Financial Officer
and Principal Accounting Officer


Date: January 29, 2007

EXHIBIT INDEX

Exhibit Number	Description
99.1	First Financial Holdings, Inc. Declaration of Dividends and Results of Annual Meeting
99.2	First Financial Holdings, Inc. Stock Repurchase Program

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.

34 Broad Street • Charleston, S.C. 29401
843-529-5933 • FAX: 843-529-5929

NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
Vice President
(843) 529-5931

FIRST FINANCIAL HOLDINGS, INC. ANNOUNCES
DECLARATION OF DIVIDEND AND RESULTS OF ANNUAL MEETING

Charleston, South Carolina (January 29, 2007) -- First Financial Holdings, Inc. (NASDAQ GSM: FFCH) today announced that its Board of Directors has declared a regular quarterly cash dividend of $.25 per share. The dividend is payable February 23, 2007, to stockholders of record as of February 9, 2007.

A. Thomas Hood, President and Chief Executive Officer, stated, "We are very pleased to have our stockholders continue to benefit directly in the profitability of the Company through the payment of cash dividends. The Board of Directors and Management are committed to enhancing the value of our stockholders' investment."

First Financial also announced that at its Annual Meeting on January 25, 2007, shareholders elected Paula Harper Bethea, Paul G. Campbell, Jr. and Ronnie M. Givens to the Board of Directors for a three-year term to expire January 2010. Additionally, shareholders ratified the adoption of the First Financial Holdings, Inc. 2007 Equity Incentive Plan.

First Financial is the thrift holding company of First Federal Savings and Loan Association of Charleston. The Association operates a total of 52 offices located in the Charleston Metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick County in coastal North Carolina. The Company also provides insurance, brokerage and trust services through First Southeast Insurance Services, Kimbrell Insurance Group, First Southeast Investor Services and First Southeast Fiduciary and Trust Services. For additional information about First Financial, please visit our web site at *www.firstfinancialholdings.com*.

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Exhibit 99.2

FIRST FINANCIAL HOLDINGS, INC.

34 Broad Street • Charleston, S.C. 29401
843-529-5933 • FAX: 843-529-5929

NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
Vice President and
Corporate Secretary
(843) 529-5931

FIRST FINANCIAL HOLDINGS, INC. ANNOUNCES
STOCK REPURCHASE PROGRAM

Charleston, South Carolina (January 29, 2007) -- First Financial Holdings, Inc. (NASDAQ GSM: FFCH) today announced that the Board of Directors has authorized the Company to commence a stock repurchase program to acquire up to 600,000 shares of the Company's common stock, which represents approximately 5.0% of the outstanding common stock.   The repurchase program is expected to end by March 31, 2008.   The repurchases generally would be effected through broker-assisted open market purchases.   No shares will be repurchased directly from directors, officers or affiliates of the Company.

First Financial is the holding company of First Federal, which operates 52 offices located in the Charleston Metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick County in coastal North Carolina. The Company also provides insurance, brokerage and trust services through First Southeast Insurance Services, The Kimbrell Insurance Group, First Southeast Investor Services and First Southeast Fiduciary and Trust Services. For additional information about First Financial, please visit our web site at *www.firstfinancialholdings.com.*

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